                                                -------------------------------
                                                         OMB APPROVAL
                                                -------------------------------
                                                OMB Number:           3235-0145
                                                Expires:       October 31, 2002
                                                Estimated average burden
                                                hours per response.........14.9
                                                -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                  -------------------------------------------

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Ronit E. Attlesey, Gibson, Dunn & Crutcher LLP,
                 4 Park Plaza, Irvine, CA 92614 (949) 451-3800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         THOMAS KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  [ ]
                                                                        (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  600,000
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     3,140,651
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      600,000
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  3,140,651
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,740,651
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         27.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         NANETTE KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  [ ]
                                                                        (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  0
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     3,140,651
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      0
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  3,140,651
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,140,651
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         23.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Statement") relating to common shares, par value $0.01 per share (the "Common Stock"), of Media Arts Group, Inc., a Delaware Corporation (the "Issuer") is amended to furnish the additional information set forth herein.

         The address of the Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 9. Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated April 10, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


      /s/ THOMAS KINKADE                           April 11, 2001
-------------------------------------
          Thomas Kinkade


      /s/ NANETTE KINKADE                          April 11, 2001
-------------------------------------
          Nanette Kinkade

                                  EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------

     1 Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, previously filed on March 5, 1997.

     2 License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on December 16, 1997.

     3 Stock Option Agreement dated December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on September 25, 1998.

     4 Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc., dated October 17, 2000 previously filed on October 18, 2000.

     5 Standstill Agreement dated as of November 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on November 21, 2000.

     6 Additional Standstill Agreement dated as of December 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on December 18, 2001.

     7 Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 previously filed on February 6, 2001.

     8 Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 amending and replacing the letter filed as Exhibit 7 hereto, previously filed on February 6, 2001.

     9 Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated April 10, 2001.